Mail Stop 4561
via fax (310) 878-8320

January 14, 2009

George Lichter
Chief Executive Officer
InfoSearch Media, Inc.
4086 Del Rey Avenue
Marina Del Rey, CA 90292

> **Re:** **InfoSearch Media, Inc.**
> **Form 10-KSB and Form 10-KSB/A for the Year Ended**
> **December 31, 2007**
> **Filed on April 15, 2008 and April 17, 2008, respectively**
> **Form 10-Q/A for the Quarter Ended March 31, 2008**
> **Filed on June 10, 2008**
> **Form 10-Q for the Quarter Ended June 30, 2008**
> **Filed on August 19, 2008**
> **File No.: 333-97385**

Dear Mr. Lichter

We are in receipt of your letter dated January 7, 2009 (filed via EDGAR on January 13, 2009) where you indicate that the Company is unable to respond to the Staff's comment letter dated November 24, 2008 for the reasons disclosed therein. Considering you are unable to respond to the outstanding comments, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the Staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the Staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Kari Jin at (202) 551-3481 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief